AB
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SEC
Mail Processing
Section

MAR 05 2009

Washington, DC
101

UNITI

SECURITIES AND EX

09059752

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-66407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARIA CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2202 N WEST SHORE BLVD, STE 200

(No and Street)

| TAMPA | FL | 33607 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. ZWACK 727-561-0900

Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC

(Name - *if individual, state last, first, middle name*)

| 6111 PEACHTREE DUNWOODY RD, BLDG E, STE 102 | ATLANTA, | GA | 30328 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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# OATH OR AFFIRMATION

I, JOHN A. ZWACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARIA CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

# ARIA CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2008 AND 2007

ARIA CAPITAL ADVISORS, LLC

---

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS


INDEPENDENT AUDITORS' REPORT ..... 1

FINANCIAL STATEMENTS:

Statements of financial condition ..... 2

Statements of operations ..... 3

Statements of changes in member's equity ..... 4

Statements of changes in subordinated borrowings ..... 5

Statements of cash flows ..... 6

Notes to financial statements ..... 7

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2008 ..... 9

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL ..... 11

**Tomkiewicz Wright, LLC**
*Certified Public Accountants*

## INDEPENDENT AUDITORS' REPORT

Managing Member
Aria Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying statements of financial position of Aria Capital Advisors, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aria Capital Advisors, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2008 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2008 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 3, 2009

*6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328*
*Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com*

ARIA CAPITAL ADVISORS, LLC

---

STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 369,730 | $ 383,084 |
| Other current assets | 4,747 | 647 |
| Total current assets | 374,477 | 383,731 |
| Furniture and equipment, less accumulated depreciation | 41,487 | 50,606 |
| Other non-current assets, less accumulated amortization | 1,148 | 3,078 |
| | $ 417,112 | $ 437,415 |
| LIABILITIES AND MEMBER'S EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $ 350 | $ - |
| Advances from related party | 8,517 | 1,093 |
| Total current liabilities | 8,867 | 1,093 |
| Member's equity: | | |
| Contributed capital | 79,465 | 79,465 |
| Undistributed earnings | 328,780 | 356,857 |
| Total member's equity | 408,245 | 436,322 |
| | $ 417,112 | $ 437,415 |

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS

| | Years Ended December 31, 2008 | 2007 |
|---|---|---|
| REVENUES: | | |
| Fee income | $ 22,500 | $ - |
| EXPENSES: | | |
| Communications | 7,512 | 6,513 |
| Professional fees | 11,150 | 9,042 |
| Travel and entertainment | 3,618 | 1,824 |
| Occupancy | 4,678 | 3,615 |
| Insurance | 364 | 364 |
| Marketing | 1,198 | 2,174 |
| Outside services | 147 | 141 |
| Other operating expenses | 7,611 | 6,994 |
| Depreciation | 24,437 | 7,689 |
| Amortization | 1,104 | 3,267 |
| Total expenses | 61,819 | 41,623 |
| NET (LOSS) FROM OPERATIONS | (39,319) | (41,623) |
| OTHER INCOME: | | |
| Interest income | 11,242 | 15,341 |
| Miscellaneous income | - | 35,000 |
| | 11,242 | 50,341 |
| NET INCOME (LOSS) | $ (28,077) | $ 8,718 |

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC

---

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

| | Contributed Capital | Undistributed Earnings | Total Member's Equity |
|---|---|---|---|
| Balances, January 1, 2007 | $ 79,465 | $ 348,139 | $ 427,604 |
| Net income (loss) | | 8,718 | 8,718 |
| Balances, December 31, 2007 | 79,465 | 356,857 | 436,322 |
| Net income (loss) | | (28,077) | (28,077) |
| Balances, December 31, 2008 | $ 79,465 | $ 328,780 | $ 408,245 |

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC

---

STATEMENTS OF OPERATIONS
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

| | |
|---|---|
| Subordinated liabilities at January 1, 2007 | $ - |
| Increases: | |
| Issuance of subordinated notes | - |
| Decreases: | |
| Payments on subordinated notes | - |
| Subordinated liabilities at December 31, 2007 | - |
| Increases: | |
| Issuance of subordinated notes | - |
| Decreases: | |
| Payments on subordinated notes | - |
| Subordinated liabilities at December 31, 2008 | $ - |

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS

| | Years Ended December 31, 2008 | 2007 |
|---|---|---|
| Operating activities: | | |
| Net income (loss) | $ (28,077) | $ 8,718 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization expense | 25,541 | 10,956 |
| Changes in operating assets and liabilities: | | |
| Other current assets | (4,100) | - |
| Other non-current assets | 900 | (900) |
| Accounts payable | 350 | - |
| Net cash provided by (used in) operating activities | (5,386) | 18,774 |
| Investing activities: | | |
| Purchase of furniture and equipment | (15,392) | (991) |
| Net cash used in investing activities | (15,392) | (991) |
| Financing activities: | | |
| Net change in advances from related party | 7,424 | (646) |
| Net cash provided by (used in) financing activities | 7,424 | (646) |
| Net change in cash and cash equivalents | (13,354) | 17,137 |
| Cash and cash equivalents, beginning of year | 383,084 | 365,947 |
| Cash and cash equivalents, end of year | $ 369,730 | $ 383,084 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for interest | $ - | $ - |

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies

*Description of Business*
Aria Capital Advisors, LLC (the "Company") is a registered broker-dealer headquartered in Tampa, Florida. The Company's services include advisory for mergers and acquisitions, and private placements. The Company was organized as a limited liability company on July 22, 2003, with a perpetual period of duration. It received approval as a broker-dealer from the Securities and Exchange Commission ("SEC") effective August 25, 2004. The Company is a member of the Financial Industry Regulatory Authority.

*Revenue Recognition*
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which typically occurs when the transaction relating to the agreement has consummated.

*Cash Equivalents*
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

*Furniture and Equipment*
Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

*Amortizable Intangible Assets*
Included in other non-current assets are amortizable intangible assets, such as trademarks, which are amortized over five years by the straight-line method.

*Income Taxes*
The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

*Use of Estimates*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $119,730 as of December 31, 2008.

3. Equipment

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Office equipment and software | $ 49,841 | $ 43,580 |
| Vehicle | 49,805 | 49,805 |
| Furniture and fixtures | 31,554 | 22,497 |
| | 131,200 | 115,882 |
| Less accumulated depreciation | (89,713) | (65,276) |
| | $ 41,487 | $ 50,606 |

4. Commitments and Contingencies

The Company has a one-year, non-cancellable operating lease for its headquarters office space expiring September 30, 2009. Future minimum lease payments related to this lease total $6,500 for the year ending December 31, 2009. Total rent expenses are $4,678 and $3,615 for the years ended December 31, 2008 and 2007.

5. Related Party Transactions

The Company's managing member personally pays for a significant amount of the Company's operating and capital expenditures, which are reimbursed from time to time by the Company. Amounts owed to the member are $8,517 and $1,093 as of December 31, 2008 and 2007, which are presented as advances from related party in the accompanying balance sheets.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2008, the Company has net allowable capital of $360,863, which was $355,863 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.02 to 1 as of December 31, 2008. Furniture and equipment and other current/non-current assets reflected in the accompanying balance sheets are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

ARIA CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

| | |
|---|---|
| COMPUTATION OF NET CAPITAL | |
| Total member's equity from Statement of Financial Condition | $ 408,245 |
| Deduct member's equity not allowable for net capital | - |
| Total member's equity qualified for net capital | 408,245 |
| Add: | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| Other (deductions) or allowable credits | - |
| Total capital and allowable subordinated liabilities | 408,245 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Furniture and equipment | 41,487 |
| Other assets | 5,895 |
| Secured demand note deficiency | - |
| Commodity futures contracts and spot commodities/property capital charges | - |
| Other deductions and/or charges | - |
| Other additions and/or credits | - |
| Net capital before haircuts on securities positions (tentative net capital) | 360,863 |
| Haircuts on securities: | |
| Contractual securities commitments | - |
| Subordinated securities borrowings | - |
| Trading and investment securities: | |
| Exempted securities | - |
| Debt securities | - |
| Options | - |
| Other securities | - |
| Undue concentrations | - |
| Other | - |
| Net capital | $ 360,863 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required | $ 591 |
| Minimum dollar net capital requirement of reporting broker-dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 355,863 |
| Excess net capital at 1000% | $ 359,976 |

(Continued)

ARIA CAPITAL ADVISORS, LLC

-------------

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2008

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | |
| Total aggregated indebtedness liabilities from Statement of Financial Condition | $ | 8,867 |
| Add: | | |
| Drafts for immediate credit | | - |
| Market value of securities borrowed for which no equivalent value is paid or credited | | - |
| Other unrecorded amounts | | - |
| Total aggregate indebtedness | $ | 8,867 |
| Ratio: Aggregate indebtedness to net capital | | 0.02 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008) | | |
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report | $ | 360,863 |
| Net audit adjustments | | - |
| Net capital per above | $ | 360,863 |

See notes to financial statements and auditors' report.

**TW** **Tomkiewicz Wright, LLC**
*Certified Public Accountants*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Managing Member
Aria Capital Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Aria Capital Advisors, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

*6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328*
*Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com*

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tonkiewicz, Wright, LLC

Atlanta, Georgia
February 3, 2009